

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 6, 2018

Michael J. Warren
Chief Executive Officer
Airborne Wireless Network
4115 Guardian Street, Suite C
Simi Valley, California 93063

> **Re: Airborne Wireless Network**
> **Amendment No.2 to Registration Statement on Form S-1**
> **Filed February 15, 2018**
> **File No. 333-220295**
> **Form 10-K for the Fiscal Year Ended August 31, 2017**
> **Filed November 14, 2017**
> **File No. 333-179079**

Dear Mr. Warren:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2017 letter.

Risk Factors

We will need significant additional financing, page 8

1. We note your disclosure in this risk factor that you anticipate you will need approximately $350 million in additional financing. However, your disclosure on pages 36-37 appears to reflect approximately $414 million in costs. Please advise or revise. Please also disclose whether the amounts described on pages 36-37 are inclusive of software development costs.

Investors in this offering will experience immediate...., page 16

2. Please reconcile the net tangible book value per share before the offering to the net tangible value per share before the offering disclosed under dilution on page 24.

Development and Testing, page 36

3. We note your response to comment 11. However, it does not appear that you revised your disclosure concerning the May 2017 test to include a description of the equipment you used on the airplanes to receive the ground signal and send and receive the signals between the airplanes. We reissue this comment.

4. We note your disclosure on page 36 regarding your plans to engage a designer and FAA certified OEM manufacturer develop and produce the required antennae and storage module that must be installed on all aircraft to enable Infinitus. We also note your disclosure that you plan to engage consultants to assist you in navigating the regulatory changes necessary to support Infinitus. Please provide an anticipated timeframe for engaging these professionals, or revise your disclosure to state that you do not know when these steps will begin. Please also state clearly whether these steps must be completed before you can conduct the bandwidth demonstration or conduct the larger airborne test referenced on page 37.

Certain Relationships and Related Party Transactions, page 53

5. We note your disclosure that Apcentive distributed all of the shares that you issued to Apcentive to its equity holders. Please tell us how long Apcentive held its shares and the approximate number of persons to whom your shares were distributed.

Index to Audited Financial Statements

Notes to the Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies

Intangible Assets, page F-8

6. We reviewed the revisions to your disclosure in response to comment 18. You disclose that you recognized the intellectual property at its historical cost. We are unclear as to why the acquisition of intellectual property represents an acquisition of assets as opposed to a transaction between entities under common control. Please explain how you viewed the transaction and the accounting literature upon which you relied. Refer to ASC 805-50.

Note 7 – Stock Compensation Plans, page F-14

7. We reviewed your response to comment 20 and the revisions to your disclosure. As previously requested, please disclose the number of shares authorized for awards of equity share options or other equity instruments. Refer to ASC 718-10-50-2(a)(3).

Interim Financial Statements

Notes to the Unaudited Financial Statements

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation of Interim Financial Statements, page F-24

8. Please revise your disclosure to include, if true, a statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Please refer to Instruction 2 to Rule 8-03 of Regulation S-X. This comment is also applicable to your quarterly report on Form 10-Q for the fiscal quarter ended November 30, 2017.

Note 11 - Subsequent Events, page F-35

9. We reference subsequent events on page F-15 in your quarterly report on Form 10-Q for the fiscal quarter ended November 30, 2017 regarding your obligation to issue additional shares to Air Lease Corporation and Jet Midwest Group. Please tell us your consideration to include similar disclosure in your unaudited financial statements included in your preliminary prospectus.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products